Exhibit 99.1

BROOKFIELD BUSINESS PARTNERS L.P.

THIRD AMENDMENT TO THE
AMENDED AND RESTATED LIMITED PARTNERSHIP AGREEMENT

THIS AMENDMENT (the “Amendment”) to the Amended and Restated Limited Partnership Agreement of Brookfield Business Partners L.P. (the “Partnership”) dated May 31, 2016, as amended by the First Amendment to the Amended and Restated Limited Partnership Agreement dated June 17, 2016, as amended by the Second Amendment to the Amended and Restated Limited Partnership Agreement dated May 18, 2020 (as amended, the “Agreement”) is made as of the 15th day of March, 2022, by the undersigned. Capitalized terms used but not defined herein shall have the meanings set forth in the Agreement.

WHEREAS, pursuant to Section 14.1 of the Agreement, subject to compliance with the requirements of the Limited Partnership Act and the Exempted Partnerships Act, the General Partner, without the approval of any Limited Partner, may amend any provision of the Agreement to reflect certain changes, including, as provided for in Section 14.1.11 of the Agreement, an amendment that, as determined by the General Partner in its discretion, does not adversely affect the Limited Partners considered as a whole (including any particular class of Partnership Interest as compared to other classes of Partnership Interests) in any material respect;

AND WHEREAS, the General Partner desires to amend the Agreement as set out herein;

NOW THEREFORE,

1.	Amendments to Article 1

(a)	Section 1.1.2 is hereby deleted in its entirety and replaced with the following:

“Agreement” means this Amended and Restated Limited Partnership Agreement of Brookfield Business Partners L.P., as amended by the First Amendment to the Amended and Restated Limited Partnership Agreement dated as of June 17, 2016, as amended by the Second Amendment to the Amended and Restated Limited Partnership Agreement dated as of May 18, 2020 and as amended by the Third Amendment to the Amended and Restated Limited Partnership Agreement of the Partnership dated as of March 15, 2022;

(b)	Section 1.1.54 is hereby deleted in its entirety and replaced with the following:

“Operating Entities” means, from time to time, the Persons in which the Holding Entities, directly or indirectly, hold interests and that (i) directly hold BBP’s operations and assets, or (ii) indirectly hold BBP’s operations and assets but all of the interests of which are not held, directly or indirectly, by the Holding Entities, other than, in the case of each of (i) and (ii), Brookfield Business Corporation, and any Person in which the Holding Entities, directly or indirectly, hold interests for investment purposes only of less than 5% of the outstanding equity interests of that Person;

(c)	Section 1.1 is hereby amended by adding the following definition:

1.1.71.1 “Securities Exchange Act” means the United States Securities Exchange Act of 1934, as amended, supplemented or restated from time to time and any successor to such statute;

(d)	Section 1.7 is hereby deleted in its entirety and replaced with the following:

Governing Law; Submission to Jurisdiction

This Agreement will be governed by and construed in accordance with the laws of Bermuda. Each of the Partners (other than governmental entities prohibited from submitting to the jurisdiction of a particular jurisdiction) will submit to the non-exclusive jurisdiction of any court in Bermuda in any dispute, suit, action or proceeding arising out of or relating to this Agreement. Each Partner waives, to the fullest extent permitted by Law, any immunity from jurisdiction of any such court or from any legal process therein and further waives, to the fullest extent permitted by Law, any claim of inconvenient forum, improper venue or that any such court does not have jurisdiction over the Partner. Any final judgment against a Partner in any proceedings brought in any court in Bermuda will be conclusive and binding upon the Partner and may be enforced in the courts of any other jurisdiction of which the Partner is or may be subject, by suit upon such judgment. Notwithstanding the foregoing, unless the General Partner consents in writing to the selection of an alternative forum, the federal district courts of the United States of America shall, to the fullest extent permitted by law, be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the United States Securities Act of 1933, as amended. Nothing in this Section 1.7 shall be deemed to apply to any suits brought to enforce any liability or duty created by the Securities Exchange Act. Any person or entity purchasing or otherwise acquiring any interest in any security of the Partnership shall be deemed to have notice of and consented to the provisions of this Section 1.7. The foregoing submission to jurisdiction and waivers will survive the dissolution, liquidation, winding up and termination of the Partnership.

2.	Effective Date

This Amendment shall be effective upon the date first written above.

3.	Governing Law

This Amendment shall be governed by and construed in accordance with the laws of Bermuda.

4.	General

(a)	Except as modified herein, all terms and conditions of the Agreement shall remain in full force and effect.

(b)	This Amendment may be executed in any number of counterparts, each of which shall be deemed to be an original and all of which shall be construed together as one agreement.

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IN WITNESS WHEREOF, the General Partner has executed this Amendment as of the date first above written.

GENERAL PARTNER:

bROOKFIELD BUSINESS PARTNERS LIMITED

By:	“James Bodi”
Name: James Bodi
Title: Vice President

[Signature Page – Third Amendment to the Amended and Restated LPA of Brookfield Business Partners LP]